News Release
TSX:RMX | AMEX:RBY November 18, 2008

Rubicon Minerals closes $10.2 million financing

Rubicon Minerals Corporation (TSX.RMX:AMEX.RBY) (the "Company") is pleased to announce that it has closed its previously announced concurrent brokered and non-brokered private placements, raising gross aggregate proceeds of $10,200,930.  Pursuant to the brokered offering, the Company issued 4,500,000 flow-through common shares (the “FT Shares”) at a price of $1.35 per FT Share and 3,296,300 common shares (the “Offered Shares”) at a price of $1.10 per Offered Share, for gross proceeds of $9,700,930 (the “Brokered Offering”).  GMP Securities L.P. acted as lead agent in connection with the Brokered Offering, along with a syndicate of agents that included Research Capital Corporation and TD Securities Inc.  The Company also issued 370,370 flow-through shares at a price of $1.35 per flow-through share to certain insiders and employees of the Company as well as other qualified investors, for gross proceeds of $500,000.

Proceeds from the issue and sale of the flow-through shares will be used to incur eligible Canadian Exploration Expenses on the Company’s Phoenix Gold project. Proceeds from the issue and sale of the Offered Shares will be used for general and administrative and working capital purposes.

All securities issued under the Brokered Offering are subject to a four-month hold period, expiring March 19, 2009.

The private placements are subject to final acceptance by the TSX.

RUBICON MINERALS CORPORATION
“David W. Adamson”
President & CEO

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States or to U.S. Persons. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and were offered and sold outside the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act.  No securities were sold within the United States or to U.S. Persons.

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward looking statements in this document include statements in regard to the future expenditure of funds received from the financing and future regulatory approvals.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration results, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions.  Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

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